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SOUTHWEST AIRLINES REPORTS APRIL TRAFFIC

DALLAS, TEXAS – May 7, 2013 – Southwest Airlines Co. (NYSE: LUV) announced today that the Company flew 8.7 billion revenue passenger miles (RPMs) in April 2013, a 1.5 percent increase from the 8.6 billion RPMs flown in April 2012. Available seat miles (ASMs) increased 4.1 percent to 11.2 billion from the April 2012 level of 10.8 billion. The April 2013 load factor was 77.8 percent, compared to 79.8 percent in April 2012. For April 2013, passenger revenue per ASM (PRASM) is estimated to have decreased in the four to five percent range compared to April 2012.
For the first four months of 2013, the Company flew 32.5 billion RPMs, compared to 32.3 billion RPMs flown for the same period in 2012, an increase of 0.6 percent. Year-to-date ASMs increased 1.5 percent to 42.0 billion from the 2012 level of 41.4 billion. The year-to-date load factor was 77.3 percent, compared to 78.0 percent for the same period in 2012.
This release, as well as past news releases about Southwest Airlines Co., is available online at southwest.com.
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